July 10, 2024

Ng Wing Fai
Chief Executive Officer
AGBA Group Holding Limited
AGBA Tower
68 Johnston Road
Wan Chai, Hong Kong SAR

       Re: AGBA Group Holding Limited
           Preliminary Merger Proxy on Schedule 14A
           Filed June 12, 2024
           File No. 001-38909
Dear Ng Wing Fai:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Merger Proxy on Schedule 14A
General

1. Please provide us with your analysis as to why this transaction does not involve an offer or sale of common stock that must be registered or exempt under the Securities
       Act. Alternatively, please refile using the appropriate form. Management's Discussion and Analysis of Financial Condition, page 191

2. Your disclosure on page 108 refers to certain metrics included in this proxy, such as
       Number of Brands, and you discuss other metrics here, including Tracked Brands and
       Direct Brands. For such key metrics, please include disclosure of those metrics and discussion of trends and changes in your Number of Brands, Direct Brands and Tracked
       Brands. Include a detailed discussion of any underlying factors contributing to changes in the Direct Brands or Tracked Brands from period to period, and how those changes correlate to changes in your revenues and cost of revenues.
 July 10, 2024
Page 2


Index to Financial Statements
Triller Hold Co LLC, page F-84

3. We note that the proxy statement does not include unaudited interim financial statements for the three months ended March 31, 2024 and 2023 for Triller Hold Co LLC, nor does it include pro forma information for the three months ended March 31, 2024. Please tell us how you have considered the requirements of Rule 3-05 and Article 11 of Regulation S-
       X for the financial statement and pro forma periods included in this proxy statement, or revise to include the interim period information.
Triller Hold Co LLC Notes to Consolidated Financial Statements
Note 13- Goodwill Intangible Assets, page F-143

4. We note your disclosure that in Q4 2023, you identified triggering events for impairment due to ongoing litigation and declining estimated cash flows generated through the use of intangible assets as these businesses are expected to generate significant losses. Please address the following:
           Tell us and include additional discussion explaining the triggering events identified during the fourth quarter of 2023, and the factors contributing and leading to the triggering events, and specifically how they impacted your assumptions.
           Clarify how much of the impairment charges are attributable to Verzuz and provide us with your updated assessment of the recoverability of the Verzuz asset group based on the most recent circumstances. For example, tell us us and revise your disclosures to provide an update and more recent developments for any planned Verzuz Events, such as one that was planned in December 2023, along with an explanation of developments and your expectation of revenues, changes to user base and conversion to paid users.
           In regards to the bullet point above, we note that $1.6 million of the impairment charge relates to your Content intangible asset. Please provide us with your recoverability analysis and updated assumptions relating to the Content intangible asset and what portion, if any, relates to Verzuz.




        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 10, 2024
Page 3



       Please contact Sarmad Makhdoom at 202-551-5776 or Robert Klein at 202-551-3847 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:   Ted Paraskevas